4f 1-31-02





02005186

50 2/4/02

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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RECEIVED
JAN 25 2002
167

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51734

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOF BEGINNING 12/01/00 (MM/DD/YY) AND ENDING 11/30/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CRD # 47291

Abacus Investment Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

601 Sherwood Oaks Drive
(No. and Street)

Hallsville	Texas	75650
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cheshier & Fuller, L.L.P.
(Name – if individual, state last, first, middle name)

14175 Proton Rd.	Dallas	TX	75244
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
FEB 06 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are no required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Melba Franklin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Abacus, Inc. d.b.a. Abacus Investment Securities, Inc., as of November 30, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Melba N Franklin
Signature

President
Title

Jan. 25, 2002
Kay Helen Hampton
Notary Public


KAY HELEN HAMPTON
Notary Public State of Texas
Comm. Exp. 6-26-2004

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows
- [X] (e) Statement of Changes in Stockholders' Equity or partners' or Sole Proprietor's Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

ABACUS, INC.
d.b.a. ABACUS INVESTMENT SECURITIES, INC.

REPORT PURSUANT TO RULE 17a-5(d)

FOR THE YEAR ENDED
NOVEMBER 30, 2001

ABACUS, INC.
d.b.a. ABACUS INVESTMENT SECURITIES, INC.

CONTENTS



Cheshier & Fuller, L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

MEMBERS:
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
SEC & PRIVATE COMPANIES PRACTICE
SECTION OF AICPA
DIVISION OF FIRMS
TEXAS SOCIETY OF CERTIFIED
PUBLIC ACCOUNTANTS
CPAMERICA INTERNATIONAL
AN AFFILIATE OF HORWATH INTERNATIONAL

14175 PROTON ROAD
DALLAS, TEXAS 75244-3692
TEL (972) 387-4300
FAX (972) 960-2810
(800) 834-8586
WWW.CHESHIER-FULLER.COM

INDEPENDENT AUDITOR'S REPORT

To the Stockholder
Abacus, Inc. d.b.a. Abacus Investment Securities, Inc.

We have audited the accompanying statement of financial condition of Abacus, Inc. d.b.a. Abacus Investment Securities, Inc. as of November 30, 2001, and the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U. S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Abacus, Inc. d.b.a. Abacus Investment Securities, Inc. as of November 30, 2001, and the results of its operations and its cash flows for the year then ended in conformity with U. S. generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



CHESHIER & FULLER, L.L.P.

Dallas, Texas
December 31, 2001

ABACUS, INC.
d.b.a. ABACUS INVESTMENT SECURITIES, INC.
Statement of Financial Condition
November 30, 2001

ASSETS

Cash	$ 70,947
Prepaid expenses	1,297
Advances - stockholder	8,659
Securities owned, at market value	33,097
	$ 114,000

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities	
Accrued interest payable	$ 11,000
	11,000
Liabilities subordinated to claims of general creditors	90,000
Stockholder's equity	
Common stock - no par value, 10,000 shares authorized, 10,000 shares issued and outstanding	1,000
Additional paid-in capital	12,000
Retained earnings	-0-
Total stockholder's equity	13,000
	$ 114,000

The accompanying notes are an integral part of these financial statements.

ABACUS, INC.
d.b.a. ABACUS INVESTMENT SECURITIES, INC.
Statement of Income
For the Year Ended November 30, 2001

Revenues	
Commissions income	$ 540
Interest income	2,220
Other income	11,910
	14,670
Expenses	
Commissions and clearance paid to other brokers	540
Interest expense	11,000
Regulatory fees and expenses	4,630
	16,170
Loss before income taxes	(1,500)
Provision for income taxes	-0-
Net loss	$ (1,500)

The accompanying notes are an integral part of these financial statements.

ABACUS, INC.
d.b.a. ABACUS INVESTMENT SECURITIES, INC.
Statement of Changes in Stockholder's Equity
For the Year Ended November 30, 2001

	Shares	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balances at December 1, 2000	10,000	$ 1,000	$ 10,000	$ 1,500	$ 12,500
Contribution of capital			2,000		2,000
Net loss				(1,500)	(1,500)
Balances at November 30, 2001	10,000	$ 1,000	$ 12,000	$ -0-	$ 13,000

The accompanying notes are an integral part of these financial statements.

ABACUS, INC.
d.b.a. ABACUS INVESTMENT SECURITIES, INC.
Statement of Changes in Liabilities Subordinated
to Claims of General Creditors
For the Year Ended November 30, 2001

Balance, at December 1, 2000	$ -0-
Increases	90,000
Decreases	-0-
Balance, at November 30, 2001	$ 90,000

The accompanying notes are an integral part of these financial statements.

ABACUS, INC.
d.b.a. ABACUS INVESTMENT SECURITIES, INC.
Statement of Cash Flows
For the Year Ended November 30, 2001

Cash flows from operating activities	
Net loss	$ (1,500)
Adjustments to reconcile net loss to net cash provided (used) by operating activities:	
Change in assets and liabilities	
Decrease in prepaid expenses	956
Increase in securities owned	(29,797)
Increase in advances	(8,659)
Decrease in due to shareholder	(2,663)
Decrease in federal income taxes payable	(300)
Increase in accrued interest payable	11,000
Net cash provided (used) by operating activities	(30,963)
Cash flows from investing activities	
Net cash provided (used) by investing activities	-0-
Cash flows from financing activities	
Proceeds from subordinated loans	90,000
Contribution of capital	2,000
Net cash provided (used) by financing activities	92,000
Net increase (decrease) in cash	61,037
Cash at beginning of period	9,910
Cash at end of period	$ 70,947

Supplemental schedule of cash flow information

Cash paid during the period for:	
Interest	$ -0-
Income taxes	$ 300

The accompanying notes are an integral part of these financial statements.

ABACUS, INC.
d.b.a. ABACUS INVESTMENT SECURITIES, INC.
Notes to Financial Statements
November 30, 2001

Note 1 - Summary of Significant Accounting Policies

Abacus, Inc. d.b.a. Abacus Investment Securities, Inc. (the "Company") operates as a broker-dealer in securities registered with the Securities and Exchange Commission (SEC). The Company operates under (S.E.C.) Rule 15c3-3(k)(2)(i), limiting business to the distribution of mutual funds and for variable life insurance or annuities. The Company is a Texas corporation.

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due. The provision for federal income taxes differs from the expected amount using statutory rates because certain expenses included in the determination of net income are non-deductible for tax reporting purposes.

Securities and investments which are not readily marketable are carried at fair value as determined by management of the Company. Unrealized gains and losses are credited or charged to operations.

The preparation of financial statements in conformity with U. S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Note 2 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At November 30, 2001, the Company had net capital of approximately $70,947 and net capital requirements of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Note 3 - Possession or Control Requirements

The Company holds no customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (SEC) Rule 15c3-3(k)(2)(i).

ABACUS, INC.
d.b.a. ABACUS INVESTMENT SECURITIES, INC.
Notes to Financial Statements
November 30, 2001

Note 4 - Liabilities Subordinated to Claims of General Creditors - Related Parties

Borrowings under subordination agreements at November 30, 2001 are as follows:

Subordinated note – 13.50%, due December 31, 2010	$ 90,000

The subordinated borrowings are covered by agreements approved by the National Association of Securities Dealers, Inc. and are thus available in computing net capital under the Securities and Exchange Commission's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

Supplementary Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

As of November 30, 2001

Schedule I

ABACUS, INC.
d.b.a. ABACUS INVESTMENT SECURITIES, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of November 30, 2001

COMPUTATION OF NET CAPITAL

Total stockholder's equity qualified for net capital		$ 13,000
Add:		
Liabilities subordinated to the claims of general creditors		90,000
Accrued interest on subordinated loan		11,000
Total capital and allowable subordinated liabilities		114,000
Deductions and/or charges		
Non-allowable assets:		
Prepaid expenses	$ (1,297)	
Advances	(8,659)	(9,956)
Net capital before haircuts on securities positions		104,044
Haircuts on securities (computed, where applicable, pursuant to rule 15c3-1(f))		
Nonmarketable securities		(33,097)
Net capital		$ 70,947

AGGREGATE INDEBTEDNESS

Items included in the statement of financial condition	
Accrued interest payable	$ -0-
Total aggregate indebtedness	$ -0-

Schedule I (continued)

ABACUS, INC.
d.b.a. ABACUS INVESTMENT SECURITIES, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of November 30, 2001

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ -0-
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 5,000
Net capital in excess of required minimum	$ 65,947
Excess net capital at 1000%	$ 70,947
Ratio: Aggregate indebtedness to net capital	0 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

There were no material differences in the computation of net capital under Rule 15c3-1 from the Company's computation.

Schedule II

ABACUS, INC.
d.b.a. ABACUS INVESTMENT SECURITIES, INC.
Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
As of November 30, 2001

EXEMPTIVE PROVISIONS

The Company has claimed an exemption from Rule 15c3-3 under section (k)(2)(i), in which the Company is a direct participation broker-dealer.

Independent Auditor's Report

On Internal Control

Required By SEC Rule 17a-5

Year Ended
November 30, 2001



Cheshier & Fuller, L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

MEMBERS:
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
SEC & PRIVATE COMPANIES PRACTICE
SECTION OF AICPA
DIVISION OF FIRMS
TEXAS SOCIETY OF CERTIFIED
PUBLIC ACCOUNTANTS
CPAMERICA INTERNATIONAL
AN AFFILIATE OF HORWATH INTERNATIONAL

14175 PROTON ROAD
DALLAS, TEXAS 75244-3692
TEL (972) 387-4300
FAX (972) 960-2810
(800) 834-8586
WWW.CHESHIER-FULLER.COM

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
Abacus, Inc. d.b.a. Abacus Investment Securities, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Abacus, Inc. d.b.a. Abacus Investment Securities, Inc. (the "Company"), for the year ended November 30, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with U. S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control elements does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at November 30, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



CHESHIER & FULLER, L.L.P.

Dallas, Texas
December 31, 2001